Exhibit 99.1

GENFIT: Publication of the 2025 Extra-Financial Performance Report (fiscal year 2024)

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), May 14, 2025- GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the publication of its 2025 Extra-Financial Performance Report (fiscal year 2024).

Since 2022, GENFIT has published a detailed Extra-Financial Performance report in response to the growing interest of institutional and individual shareholders, financial analysts, analysts specializing in corporate social responsibility (CSR) issues, company employees and candidates wishing to join the Company, industrial and strategic partners, and public institutions. The 2025 report (fiscal year 2024) is available on GENFIT's website.

Pascal Prigent, CEO of GENFIT, commented: “Our approach to sustainable development is rooted in our corporate culture and has been integral to our strategy since the early days of GENFIT. The creation by the board of directors of a dedicated ESG Committee in 2021 has brought about a more structured process, with an annual roadmap, which translates into concrete actions, binding policies, and the monitoring of indicators linked to our priority issues. In 2025, while closely monitoring developments in reporting standards, we will continue to focus our efforts on what matters most for GENFIT, with a view to maximizing the positive impact of our actions, managing risks, and seizing opportunities. Building sustainably, investing in diverse teams, and operating with transparency strengthens trust with patients, regulators and investors, and we believe that GENFIT has demonstrated how ESG helps us progress towards our goals.”

In 2024, GENFIT remained steadfast in its commitment to social and environmental responsibility and strengthened its momentum toward continuous improvement. The roadmap approved at the beginning of the year by the ESG Committee was implemented in accordance with the established objectives. The progress made reflects the collective involvement of all teams, departments, and levels of the organization. Developments in 2024 included a significant increase in engagement with and for patients through awareness initiatives, accelerated production of educational content on ACLF involving a wide range of international experts in the field, a comprehensive assessment of gender equality in the workplace, and, of course, the pursuit of numerous initiatives launched in the past. GENFIT has been monitoring regulatory developments and has prepared a progressive compliance plan for non-financial reporting under the CSRD framework, until the Omnibus Directive published at the beginning of 2025 led to the suspension of our transition plan to the ESRS standards associated with this directive1. This regulatory development does not, however, call into question our desire to move closer to European standards, as part of a voluntary approach tailored to our corporate profile.

Our 2025 sustainability roadmap will be a continuation of the 2024 roadmap, and of what has been done in previous years. We'll be capitalizing on the experience we've gained and building on the feedback we've received to consolidate our commitment.

Caroline Bendavid at HOMA Capital, commented: “At HOMA Capital, we are particularly sensitive to the social issues of the companies in which we invest. We therefore closely follow GENFIT's initiatives in this area, and appreciate its commitment to the quality of life and working conditions of its employees. Its breast cancer prevention campaign, for example, is a concrete example of how simple actions can be implemented to prevent risks, make it easier for employees to take action and, indirectly, contribute to the dynamics of the organization. More generally, we find GENFIT's creative approach to meeting all the challenges associated with Corporate Social Responsibility to be very interesting.”

Jon Potter, ACLF transplant patient, declared: “I'm very pleased to see GENFIT progressing with its clinical trials in ACLF, a severe liver syndrome, with the aim of developing a treatment that can truly improve patients' lives. Joining GENFIT's ACLF Patient Advocacy Council was an important step for me, as it represents real hope for all those fighting the disease. This hope goes beyond the patients themselves: it also involves their families, loved ones and friends. I feel I share a genuine common desire with GENFIT to move things forward in a positive way.”

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1 Companies subject to the European Corporate Sustainability Reporting Directive have to report according to European Sustainability Reporting Standards (ESRS). For more information, visit the European Commission website

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT OUR CSR COMMITMENT

Our commitment is driven, above all, from our determination to act as a socially responsible company. As a biopharmaceutical company, this commitment goes beyond our core activity whose purpose it is to respond to the societal need of developing innovative, effective and safe therapeutic solutions for patients suffering from rare and severe liver diseases with a high unmet medical need. This is aligned with the third Sustainable Development Goal of the United Nations. GENFIT recognizes that there is a correlation between its long-term financial performance and its extra-financial performance in that the societal impact of its research and development programs, as well as its rigorous governance practices (particularly in relation to the demands of the relevant health authorities and financial market regulators), the social impact of its activity, and its low environmental footprint, could create meaningful long- term value for patients, healthcare systems, employees and shareholders, and assure the Company’s growth and long- term future.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life- threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on-Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor2) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: + 33 3 20 16 40 00 | investors@genfit.com

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2 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

GENFIT | Press relations

Stephanie BOYER | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4